FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 4, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

04 April 2014

Ewen Stevenson appointed as RBS Chief Finance Officer

The Royal Bank of Scotland Group plc (RBS) announces today that Ewen Stevenson has been appointed as an Executive Director and RBS Chief Finance Officer with effect from 19 May 2014. Mr Stevenson joins from Credit Suisse where he is Co-Head of EMEA Investment Banking and its Global Financial Institutions Group, Investment Banking division.

Commenting on the appointment, Ross McEwan, RBS Chief Executive, said "I am pleased to welcome Ewen to RBS. Ewen has spent many years working with the world's leading banks. In recent years he has been a trusted adviser to both governments and company boards on the steps needed to restore confidence in financial institutions following the crisis.

"At RBS we are determined to re-earn the trust of our customers and our continued financial health is central to that task. Ewen shares our vision for building a great customer bank and I look forward to working with him."

With regard to Mr Stevenson's appointment to the RBS Board, there are no matters requiring disclosure under Listing Rule 9.6.13.

ENDS

Notes:

Ewen Stevenson, 47, joins RBS from Credit Suisse, London, where he is Co-Head of its EMEA Investment Banking Department and its Global Financial Institutions Group, Investment Banking. Ewen has been with Credit Suisse in the UK and New Zealand throughout his career, which spans 25 years. Having quickly progressed to senior positions within its Investment Banking Department, Ewen has extensive management and restructuring experience. In 2008 and 2009 he was a senior member of the Credit Suisse team advising HM Treasury on the recapitalisations of RBS and Lloyds Banking Group and the good bank/bad bank restructuring of Northern Rock.

Mr Stevenson was born in the UK and was raised and educated in New Zealand. He holds a Bachelor of Commerce and Administration (majoring in accountancy) and a Bachelor of Laws.

Contacts:

Investor Relations +44 20 7672 1758	Media Relations +44 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc Registrant
Date:	April 4, 2014	By:	/s/ Barbara Wallace
			Name:	Barbara Wallace
			Title:	Assistant Secretary